Exhibit 99.1

Hafnia Limited

Condensed Consolidated Quarterly Financial Information

Q3 2025

HAFNIA QUARTERLY-FINANCIAL-INFORMATION-Q3-2025

The product tanker market was counter-cyclically firm throughout the third quarter, driven by continued growth in clean petroleum products exports, especially from the Middle East. This market strength carried in the fourth quarter, further supported by improved refining margins and the ongoing impact of sanctions, which are still causing inefficiencies and disruptions in trading routes.

I am pleased to announce that Hafnia delivered strong earnings for the quarter. In Q3, we achieved a net profit of USD 91.5 million, our strongest quarterly result so far in 2025, with our fee-based businesses generating USD 7.1 million. This quarter’s performance also reflects the impact of several vessels undergoing drydocking, resulting in approximately 740 off-hire days. This was around 230 days higher than expected, mainly due to dry dock delays and two vessels undergoing special cargo tank recoating during the quarter. While several vessels are scheduled for drydocking in the coming quarters, we expect off-hire days to decrease to around 440 in the fourth quarter.

At the end of the third quarter, our net asset value (NAV1) stood at approximately USD 3.4 billion, translating to an NAV per share of about USD 6.76 (~NOK 67.55). Our net Loan-to-Value (LTV) ratio improved from 24.1% in the second quarter to 20.5%, supported by strong operational cashflows. Approximately USD 100 million was used to repurchase vessels under sale-and-leaseback financings. In addition, vessel market values have also recorded a slight uptick compared to the previous quarter.

I am pleased to announce a payout ratio of 80% for the third quarter. We will distribute a total of USD 73.2 million or USD 0.1470 per share in dividends.

As part of our ongoing fleet renewal policy, we divested four older vessels during the period. In September, we sold the 2011-built MR vessel Hafnia Andromeda, followed by the sale of the 2012-built MR Hafnia Lupus in October, and both the 2010-built MR Hafnia Nordica and 2011-built MR Hafnia Taurus in November.

In September, we announced a preliminary agreement to acquire 14.45% of Torm shares from Oaktree. This was followed by a binding share purchase agreement, and we are now waiting for the appointment of a new independent board chair at TORM before we can complete the acquisition.

As winter approaches, seasonal demand is expected to strengthen the oil market, supporting higher earnings through increased tonne-mile activity and operational delays. The early part of the fourth quarter has been marked by significant geopolitical developments, including ongoing sanctions and regional conflicts that continue to alter global trade flows. Recent positive developments, such as the USA-China agreement to suspend special port fees for one year, and the ceasefire between Israel and Gaza, should help reduce market fragmentation and contribute to greater stability across trade routes.

On the supply side, the outlook for product tankers remains constructive. Fleet growth in Q3 was minimal despite ongoing newbuild deliveries, largely due to vessel sanctions and the transition of LR2s into dirty trading, which has tightened availability in the clean product segment. In addition, tonnage supply crossing over from the crude sector has decreased sharply into Q4, supported by a strong crude tanker market.

Overall, these dynamics point to a favourable environment for product tanker earnings through the rest of the year, with solid fundamentals likely to carry into early 2026.

As of 14 November 2025, 71% of our Q4 earning days are covered at an average of USD 25,610 per day, and 15% of the earning days for 2026 are covered at USD 24,506 per day.

As we approach the end of 2025, we remain encouraged by the continued strength of the product tanker market. Despite global uncertainty, I believe Hafnia is well-positioned for the future we and expect our operational cash flow breakeven in 2026 to be below USD 13,000/day. We will continue to exercise financial discipline and pursue opportunities that strengthen our competitive position.

Mikael Skov
CEO Hafnia

 1 NAV is calculated using the fair value of Hafnia’s owned vessels (including joint venture vessels).

HAFNIA QUARTERLY-FINANCIAL-INFORMATION-Q3-2025

HAFNIA QUARTERLY-FINANCIAL-INFORMATION-Q3-2025
Safe Harbour Statement

Disclaimer regarding forward-looking statements in the
interim report

Matters discussed in this unaudited interim report of the quarterly results of Hafnia Limited (the “Company” or “Hafnia”, together with its subsidiaries, the “Group”) (this “Report”) may constitute “forward-looking statements”. The Private Securities Litigation Reform Act of 1995 provides safe harbour protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts or present facts and circumstances.

We desire to take advantage of the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbour legislation. This Report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial and operational performance.

These forward-looking statements may be identified by the use of forward-looking terminology, such as the terms “anticipates”, “assumes”, “believes”, “can”, “contemplate”, “continue”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “likely”, “may”, “might”, “plans”, “should”, “potential”, “projects”, “seek”, “target”, “will”, “would” or, in each case, their negative, or other variations or comparable terminology. They include statements regarding Hafnia’s intentions, beliefs or current expectations concerning, among other things, the financial strength and position of the Group, operating results, liquidity, prospects, growth, the implementation of strategic initiatives, as well as other statements relating to the Group’s future business development, financial performance and the industry in which the Group operates.

Prospective investors in Hafnia are cautioned that forward-looking statements are not guarantees of future performance and that the Group’s actual financial position, operating results and liquidity, and the development of the industry and potential market in which the Group may operate in the future, may differ materially from those made in, or suggested by, the forward-looking statements contained in this Report. Hafnia cannot guarantee that the intentions, beliefs or current expectations upon which its forward-looking statements are based, will occur.

By their nature, forward-looking statements involve, and are subject to, known and unknown risks, uncertainties and assumptions as they relate to events and depend on circumstances that may or may not occur in the future. Actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors including, but not limited to:

•
general economic, political, security, and business conditions, including the development of the ongoing war between Russia and Ukraine, the conflict between Israel and Hamas, disruptions in the Red Sea, sanctions and other measures;

•	general chemical and product tanker market conditions, including fluctuations in charter rates, vessel values and factors affecting supply and demand of crude oil and petroleum products or chemicals;
•	the imposition by the United States, China, EU and other countries of tariffs and other policies and regulations affecting international trade, including fees and import and export restrictions;
•	changes in expected trends in recycling of vessels;
•	changes in demand in the chemical and product tanker industry, including the market for LR2, LR1, MR and Handy chemical and product tankers;
•	competition within our industry, including changes in the supply of chemical and product tankers;
•	our ability to successfully employ the vessels in our Hafnia Fleet and the vessels under our commercial management;
•	changes in our operating expenses, including fuel or cooling down prices and lay-up costs when vessels are not on charter, drydocking and insurance costs;
•	changes in international treaties, governmental regulations, tax and trade matters and actions taken by regulatory authorities;
•	potential disruption of shipping routes and demand due to accidents, piracy or political events;
•	vessel breakdowns and instances of loss of hire;
•	vessel underperformance and related warranty claims;
•	our expectations regarding the availability of vessel acquisitions and our ability to complete the acquisition of newbuild vessels;
•	our ability to procure or have access to financing and refinancing;
•	our continued borrowing availability under our credit facilities and compliance with the financial covenants therein;
•	fluctuations in commodity prices, foreign currency exchange and interest rates;
•	potential conflicts of interest involving our significant shareholders;
•	our ability to pay dividends;
•	technological developments;
•	the occurrence, length and severity of epidemics and pandemics and the impact on the demand for transportation of chemical and petroleum products;
•
the impact of increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to environmental, social and governance initiatives, objectives and compliance; and

•	other factors that may affect our financial condition, liquidity and results of operations.

Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found under “Item 3. – Key Information – D. Risk Factors” of Hafnia’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission on 30 April 2025. Because of these known and unknown risks, uncertainties and assumptions, the outcome may differ materially from those set out in the forward-looking statements. These forward-looking statements speak only as at the date on which they are made. Hafnia undertakes no obligation to publicly update or publicly revise any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to Hafnia or to persons acting on Hafnia’s behalf are expressly qualified in their entirety by the cautionary statements referred to above and contained elsewhere in this Report.

HAFNIA QUARTERLY-FINANCIAL-INFORMATION-Q3-2025
Highlights – Q3 and YTD 9M 2025

Financial – Q3

In Q3 2025, Hafnia Limited (the “Company” or “Hafnia”, together with its subsidiaries, the “Group”) recorded a net profit of USD 91.5 million, equivalent to a profit of USD 0.18 per share[1] (Q3 2024: USD 215.6 million, equivalent to a profit of USD 0.42 per share).

The fee-based businesses generated earnings of USD 7.1 million (Q3 2024: USD 7.8 million).

Time Charter Equivalent (TCE)[2] earnings for Hafnia were USD 247.0 million in Q3 2025 (Q3 2024: USD 361.6 million), resulting in an average TCE[2] of USD 26,040 per day.

Adjusted EBITDA[2] was USD 150.5 million in Q3 2025 (Q3 2024: USD 257.0 million).

As of 14 November 2025, 71% of the total earning days of the fleet were covered for Q4 2025 at USD 25,610 per day.

For Q3 2025, Hafnia will distribute a total of USD 73.2 million or USD 0.1470 per share in dividends, corresponding to a payout ratio of 80%.

Financial – YTD 9M

In YTD 9M 2025, Hafnia recorded a net profit of USD 230.0 million, equivalent to a profit of USD 0.46 per share[1] (YTD 9M 2024: USD 694.4 million, equivalent to a profit of USD 1.36 per share).

The fee-based businesses generated earnings of USD 22.9 million[3] (YTD 9M 2024: USD 28.3 million).

Time Charter Equivalent (TCE)[2] earnings for Hafnia Limited were USD 696.9 million in YTD 9M 2025 (YTD 9M 2024: USD 1,157.7 million), resulting in an average TCE[2] of USD 24,493 per day.

Adjusted EBITDA[2] was USD 409.7 million in YTD 9M 2025 (YTD 9M 2024: USD 861.1 million).

1 Based on weighted average number of shares as at 30 September 2025.
2 See Non-IFRS Measures in Note 9.
3 Excluding a one-off item amounting to USD 1.3 million in YTD 9M 2025. From mid-May 2025, the Group transferred its bunker procurement business to its joint venture, Seascale Energy, which is equity accounted.

HAFNIA QUARTERLY-FINANCIAL-INFORMATION-Q3-2025
Highlights – Q3 and YTD 9M 2025 CONTINUED

Market

The product tanker market began the year with modest activity, but gained momentum in the third quarter, supported by increased trading volumes and strong refinery margins. This improvement was largely driven by higher export activity from the Middle East and Asia, with clean petroleum products (CPP) volumes on the water continuing to grow throughout the quarter. Daily loaded volumes also rose, indicating that the increase in oil-on-water was fuelled primarily by stronger export demand rather than longer voyage distances. Russian CPP exports declined in Q3 following Ukrainian drone attacks on several refineries, tightening Russian supply and stimulating increased trade activity in the Atlantic Basin. Replacement barrels for South America were sourced from the US Gulf Coast, adding tonne-miles to the unsanctioned fleet and pushing overall utilization.

Market Fundamentals

Underlying fundamentals remain strong. The ongoing closure of refineries in Europe and the United States is expected to support higher tonne-miles. Sanctions on Russian molecules and vessels trading with Russia will likely continue tightening effective supply through the remainder of 2025 and into 2026. Global oil demand also remains resilient, with the IEA forecasting an increase of 0.8 million barrels per day in 2025, to a total of 103.9 million barrels per day. On the supply side, stronger crude production and OPEC+ plans for increased output should support the product tanker market by driving higher refinery throughput.

Geopolitical Developments

Geopolitical tensions continue to shape market dynamics despite encouraging progress early in Q4. The Trump Administration brokered a peace plan between Israel and Hamas aimed at ending hostilities, though the reopening of Red Sea to commercial traffic will take time. Meanwhile, China introduced port fees on US-owned or operated vessels in response to USTR measures, effective October 14, but these were suspended for one year at the end of that month. While the direct impact on product tankers is limited, these developments highlight the persistent uncertainty and the influence of geopolitics on trade flows and market sentiment.

Supply Outlook

The supply outlook remains constructive. Fleet growth in Q3 was minimal despite ongoing newbuild deliveries, with the orderbook-to-fleet ratio declining to about 18% as of November 2025. Limited growth was driven by continued vessel sanctions and the shift of LR2s into dirty trading, which tightened supply in the clean product segment. Ship supply crossing over from the crude sector has also fallen sharply in Q4, supported by a robust crude market, further restricting available tonnage.

Forward View

Looking ahead to the remainder of 2025 and into 2026, the product tanker market appears well-positioned for a strong winter season. However, several key factors including trade policy shifts, evolving oil trade routes, sanctions, and ongoing geopolitical tensions will continue to shape market conditions and influence overall dynamics.

Fleet

At the end of the quarter, Hafnia’s fleet consisted of 117 owned vessels1 and 9 chartered-in vessels. The Group’s total fleet includes 10 LR2s, 32 LR1s (including two bareboat-chartered in and two time-chartered in), 60 MRs of which 12 are IMO II (including seven time-chartered in), and 24 Handy vessels of which 18 are IMO II (including two bareboat-chartered in).

The average estimated broker value of the owned fleet1 was USD 3,805 million, of which USD 3,388 million relates to Hafnia’s 100% owned fleet, and USD 417 million relates to Hafnia’s 50% share in the joint venture fleet.

Including Hafnia’s 50% share in the joint venture fleet, the LR2 vessels had a broker value of USD 542 million2, the LR1 fleet had a broker value of USD 947 million2, the MR fleet had a broker value of USD 1,600 million3 and the Handy vessels had a broker value of USD 716 million4. The unencumbered vessels had a broker value of USD 782 million. The chartered-in fleet had a right-of-use asset book value of USD 20 million with a corresponding lease liability of USD 19 million.

1 Including bareboat chartered in vessels; six LR1s and four LR2s owned through 50% ownership in the Vista Shipping Joint Venture, two MRs owned through 50% ownership in the H&A Shipping Joint Venture, three IMO II MRs owned through 50% ownership in the Ecomar Joint Venture; and three MRs classified as assets held for sale
2 Including USD 290 million relating to Hafnia’s 50% share of six LR1s and four LR2s owned through 50% ownership in the Vista Shipping Joint Venture
3 Including USD 127 million relating to Hafnia’s 50% share of two MRs owned through 50% ownership in the H&A Shipping Joint Venture and three IMO II MRs owned through 50% ownership in the Ecomar Joint Venture; and three MRs classified as assets held for sale
4 Including IMO II Handy vessels

HAFNIA QUARTERLY-FINANCIAL-INFORMATION-Q3-2025
Highlights – Q3 and YTD 9M 2025 CONTINUED

Hafnia will pay a quarterly dividend of USD 0.1470 per share. The record date will be 9 December 2025.

For shares registered in the Euronext VPS Oslo Stock Exchange, dividends will be distributed in NOK with an ex-dividend date of 8 December 2025 and a payment date on, or about, 19 December 2025.

For shares registered in the Depository Trust Company, the ex-dividend date will be 9 December 2025, with a payment date on, or about, 16 December 2025.

Please see our separate announcement for additional details regarding the Company’s dividend.

The Quarterly Financial Information Q3 2025 has not been audited or reviewed by auditors.

Webcast and Conference call

Hafnia will host a conference call for investors and financial analysts at 9:30 pm SGT/2:30 pm CET/8:30 am EST on 1 December 2025.

The investor presentation will be available via live video webcast via the following link: Click here to join Hafnia’s Investor Presentation on 1 December 2025

Meeting ID: 373 112 852 629 17

Passcode: 5VN2Di2s
Download Teams | Join on the web

Dial in by phone: +45 32 72 66 19,,576208826# Denmark, All locations
Find a local number
Phone conference ID: 576 208 826#

A recording of the presentation will be available after the live event on the Hafnia Investor Relations Page: https://investor.hafnia.com/financials/quarterly-results/default.aspx.

Hafnia

Mikael Skov, CEO Hafnia: +65 8533 8900

www.hafniabw.com

HAFNIA QUARTERLY-FINANCIAL-INFORMATION-Q3-2025
Key figures

USD million	Q1 2025	Q2 2025	Q3 2025	YTD 2025
Income Statement
Operating revenue (Hafnia vessels and TC vessels)	340.3	346.6	366.5	1,053.4
Profit before tax	64.6	78.0	92.2	234.8
Profit for the period	63.2	75.3	91.5	230.0
Financial items	(13.9)	(8.1)	(13.3)	(35.3)
Share of profit from joint ventures	3.0	3.0	4.4	10.3
TCE income[1]	218.8	231.2	247.0	696.9
Adjusted EBITDA[1]	125.1	134.2	150.5	409.7
Balance Sheet
Total assets	3,696.4	3,669.9	3,570.1	3,570.1
Total liabilities	1,418.0	1,369.5	1,239.5	1,239.5
Total equity	2,278.4	2,300.4	2,330.7	2,330.7
Cash at bank and on hand[2]	188.1	194.0	132.5	132.5
Key financial figures
Return on Equity (RoE) (p.a.)[3]	11.1%	13.2%	15.9%	13.4%
Return on Invested Capital (p.a.)[4]	9.6%	10.6%	12.8%	11.0%
Equity ratio	61.6%	62.7%	65.3%	65.3%
Net loan-to-value (LTV) ratio[5]	24.1%	24.1%	20.5%	20.5%

For the 3 months ended 30 September 2025	LR2	LR1	MR6	Handy[7]	Total
Vessels on water at the end of the period[8]	6	26	55	24	111
Total operating days[9]	545	2,174	4,824	1,942	9,485
Total calendar days (excluding TC-in)	552	2,164	4,493	2,208	9,417
TCE (USD per operating day)[1]	36,527	29,229	24,785	22,648	26,040
Spot TCE (USD per operating day)[1]	37,625	29,404	24,683	22,699	26,219
TC-out TCE (USD per operating day)[1]	31,126	27,367	25,080	22,289	25,252
OPEX (USD per calendar day)[10]	8,459	8,515	8,476	8,371	8,459
G&A (USD per operating day)[11]					1,220

Vessels on the balance sheet

As of 30 September 2025, total assets amounted to USD 3,570.1 million, of which USD 2,504.9 million represents the carrying value of the Group’s vessels, including dry docking but excluding right-of-use assets, is as follows:

Balance Sheet USD million	LR2	LR1	MR6	Handy[7]	Total
Vessels (including dry-dock)	237.4	590.9	1,105.9	570.7	2,504.9

1 See Non-IFRS Measures in Note 9.
2 Excluding cash retained in the commercial pools.
3 Annualised
4 ROIC is calculated using annualised EBIT less tax.
5 Net loan-to-value is calculated as all debt (excluding debt relating to the pools), including finance lease debt, minus cash (excluding cash retained in the commercial pools), divided by broker vessel values (for 100% owned vessels) and the lower of the market value or purchase price of the Torm Investment. The calculation of net loan-to-value does not include debt or the values of vessels held through our joint ventures.
6 Inclusive of nine IMO II MR vessels and excluding three MRs classified as assets held for sale.
7 Inclusive of 18 IMO II Handy vessels.
8 Excluding six LR1s and four LR2s owned through 50% ownership in the Vista Shipping Joint Venture, two MRs owned through 50% ownership in the H&A Shipping Joint Venture and three IMO II MRs owned through 50% ownership in the Ecomar Joint Venture.
9 Total operating days include operating days for vessels that are time chartered-in. Operating days are defined as the total number of days (including waiting time) in a period during which each vessel is owned, partly owned, operated under a bareboat arrangement (including sale and lease-back) or time chartered-in, net of technical off-hire days. Total operating days stated in the quarterly financial information include operating days for TC Vessels.
10 OPEX includes vessel running costs and technical management fees.
11 G&A includes all expenses and is adjusted for cost incurred in managing external vessels.

HAFNIA QUARTERLY-FINANCIAL-INFORMATION-Q3-2025
Condensed consolidated statement of comprehensive income

	For the 3 months ended 30 September 2025 USD’000	For the 3 months ended 30 September 2024 USD’000	For the 9 months ended 30 September 2025 USD’000	For the 9 months ended 30 September 2024 USD’000
Revenue (Hafnia Vessels and TC Vessels)[1]	366,505	497,889	1,053,412	1,582,779
Revenue (External Vessels in Disponent-Owner Pools)[2]	220,377	221,842	635,535	753,007
Voyage expenses (Hafnia Vessels and TC Vessels) [1]	(119,505)	(136,331)	(356,503)	(425,060)
Voyage expenses (External Vessels in Disponent-Owner Pools)[2]	(80,240)	(80,324)	(249,412)	(248,807)
Pool distributions for External Vessels in Disponent-Owner Pools[2]	(140,137)	(141,518)	(386,123)	(504,200)
	247,000	361,558	696,909	1,157,719

Other operating income[3]	7,108	7,804	24,187	28,303
Vessel operating expenses	(73,216)	(70,223)	(209,991)	(208,915)
Technical management expenses	(6,446)	(7,302)	(18,665)	(20,628)
Charter hire expenses	(7,989)	(15,458)	(24,765)	(36,651)
Other expenses	(15,980)	(19,365)	(57,931)	(58,679)
	150,477	257,014	409,744	861,149

Gain on disposal of assets	2,769	15,621	2,769	15,521
Depreciation charge of property, plant and equipment	(51,969)	(53,516)	(152,471)	(161,904)
Amortisation charge of intangible assets	(107)	(108)	(319)	(695)
Operating profit	101,170	219,011	259,723	714,071

Interest income	2,746	4,455	8,830	11,739
Interest expense	(9,992)	(9,688)	(36,828)	(38,730)
Capitalised financing fees written off	(1,528)	(406)	(2,320)	(2,069)
Other finance expenses	(4,545)	(645)	(4,943)	(6,043)
Finance expense – net	(13,319)	(6,284)	(35,261)	(35,103)

Share of profit of equity-accounted investees, net of tax	4,351	4,072	10,344	19,914
Profit before income tax	92,202	216,799	234,806	698,882

Income tax expense	(699)	(1,164)	(4,778)	(4,479)
Profit for the financial period	91,503	215,635	230,028	694,403

Other comprehensive loss
Items that may be subsequently reclassified to profit or loss:
Foreign operations – foreign currency translation differences	9	33	256	56
Fair value gains/(losses) on cash flow hedges	510	(14,422)	(3,260)	4,325
Reclassification to profit or loss	(2,372)	(10,993)	(8,106)	(27,417)
	(1,853)	(25,382)	(11,110)	(23,036)

Items that will not be subsequently reclassified to profit or loss:
Equity investments at FVOCI – net change in fair value	–	–	–	1,260
Total other comprehensive loss	(1,853)	(25,382)	(11,110)	(21,776)

Total comprehensive income for the period, net of tax	89,650	190,253	218,918	672,627

Earnings per share attributable to the equity holders of the Company
Basic no. of shares[4]	498,241,399	510,127,660	498,241,399	510,127,660
Basic earnings in USD per share	0.18	0.42	0.46	1.36
Diluted no. of shares[4]	504,071,082	515,362,492	504,071,082	515,362,492
Diluted earnings in USD per share	0.18	0.42	0.46	1.35

1 “TC Vessels” are vessels that have been time chartered-in to the Group (including ROU assets).
2 “External Vessels in Disponent-Owner Pools” means vessels that are commercially managed by the Group in the Disponent-Owner Pool arrangements that are not Hafnia Vessels or TC Vessels.
3 Including a one-off item amounting to USD 1.3 million in YTD 9M 2025.
4 Based on weighted average number of shares as at the end of the reporting period.

HAFNIA QUARTERLY-FINANCIAL-INFORMATION-Q3-2025
Condensed consolidated balance sheet

	As at 30 September 2025 USD’000	As at 31 December 2024 USD’000
Vessels	2,404,438	2,521,223
Dry docking and scrubbers	100,455	66,945
Right-of-use assets – Vessels	19,975	18,661
Other property, plant and equipment	658	733
Total property, plant and equipment	2,525,526	2,607,562

Intangible assets	191	510
Total intangible assets	191	510

Other investments	23,069	23,069
Derivative financial instruments	3,336	12,024
Restricted cash	10,000	13,542
Loans receivable from joint ventures	53,241	64,133
Joint ventures	90,928	81,371
Total other non-current assets	180,574	194,139

Total non-current assets	2,706,291	2,802,211

Intangible assets	23,041	5,919
Total intangible assets	23,041	5,919

Inventories	78,233	94,155
Trade and other receivables, and prepayments	500,312	503,836
Derivative financial instruments	7,148	12,601
Cash at bank and on hand	132,489	195,271
Cash retained in the commercial pools	74,102	88,297
Loan receivables from joint ventures	1,172	–
Assets held for sale	47,356	–
Total other current assets	840,812	894,160

Total current assets	863,853	900,079

Total assets	3,570,144	3,702,290

Share capital	1,093,055	1,093,055
Other reserves	506,313	517,713
Treasury shares	(78,449)	(53,439)
Retained earnings	809,771	705,177
Total shareholders’ equity	2,330,690	2,262,506

Borrowings	669,953	785,954
Total non-current liabilities	669,953	785,954

Borrowings	224,571	336,295
Derivative financial instruments	4,264	1,939
Current income tax liabilities	4,427	2,757
Trade and other payables	336,239	312,839
Total current liabilities	569,501	653,830

Total liabilities	1,239,454	1,439,784

Total shareholders’ equity and liabilities	3,570,144	3,702,290

1 Restricted cash includes cash placed in debt service reserve and FFA collateral accounts.
2 The cash retained in the commercial pools represents cash in the pool bank accounts that are opened in the name of the Group’s pool management companies and can only be used for the operation of vessels within the commercial pools.

HAFNIA QUARTERLY-FINANCIAL-INFORMATION-Q3-2025
Condensed consolidated statement of changes in equity

	Share capital USD’000	Share premium USD’000	Contributed surplus USD’000	Translation reserve USD’000	Hedging reserve USD’000	Treasury shares USD’000	Capital reserve USD’000	Share-based payment reserve USD’000	Fair value reserve USD’000	Retained earnings USD’000	Total USD’000
Balance at 1 January 2025	1,093,055	–	–	(198)	20,705	(53,439)	482,382	3,918	10,906	705,177	2,262,506
Transactions with owners
Equity-settled share-based payment	–	–	–	–	–	–	–	2,356	–	–	2,356
Share options exercised	–	–	–	–	–	2,646	(2,112)	(534)	–	–	–
Purchase of treasury shares	–	–	–	–	–	(27,656)	–	–	–	–	(27,656)
Dividends paid	–	–	–	–	–	–	–	–	–	(125,434)	(125,434)
Total transactions with owners	–	–	–	–	–	(25,010)	(2,112)	1,822	–	(125,434)	(150,734)
Total comprehensive income
Profit for the financial period	–	–	–	–	–	–	–	–	–	230,028	230,028
Other comprehensive income/(loss)	–	–	–	256	(11,366)	–	–	–	–	–	(11,110)
Total comprehensive income for the period	–	–	–	256	(11,366)	–	–	–	–	230,028	218,918
Balance at 30 September 2025	1,093,055	–	–	58	9,339	(78,449)	480,270	5,740	10,906	809,771	2,330,690

Balance at 1 January 2024	5,069	1,044,849	537,112	(63)	39,312	(17,951)	(25,137)	3,788	9,720	631,025	2,227,724
Transactions with owners
Equity-settled share-based payment	–	–	–	–	–	–	–	2,960	–	–	2,960
Share options exercised	–	–	–	–	–	33,358	(29,593)	(2,830)	–	–	935
Purchase of treasury shares and issuance of shares	57	43,080	–	–	–	(68,846)	–	–	–	–	(25,709)
Dividends paid	–	–	–	–	–	–	–	–	–	(699,883)	(699,883)
Total transactions with owners	57	43,080	–	–	–	(35,488)	(29,593)	130	–	(699,883)	(721,697)
Other transactions
Effect of re-domiciliation	1,087,929	(1,087,929)	(537,112)	–	–	–	537,112	–	–	–	–
Total other transactions	1,087,929	(1,087,929)	(537,112)	–	–	–	537,112	–	–	–	–
Total comprehensive income
Profit for the financial year	–	–	–	–	–	–	–	–	–	774,035	774,035
Other comprehensive (loss)/income	–	–	–	(135)	(18,607)	–	–	–	1,186	–	(17,556)
Total comprehensive income for the year	–	–	–	(135)	(18,607)	–	–	–	1,186	774,035	756,479
Balance at 31 December 2024	1,093,055	–	–	(198)	20,705	(53,439)	482,382	3,918	10,906	705,177	2,262,506

HAFNIA QUARTERLY-FINANCIAL-INFORMATION-Q3-2025
Condensed consolidated statement of cash flows

	For the 3 months ended 30 September 2025 USD’000	For the 3 months ended 30 September 2024 USD’000	For the 9 months ended 30 September 2025 USD’000	For the 9 months ended 30 September 2024 USD’000
Cash flows from operating activities
Profit for the financial period	91,503	215,635	230,028	694,403
Adjustments for:
- depreciation and amortisation charges	52,076	53,624	152,790	162,599
- gain on disposal of assets	(2,769)	(15,621)	(2,769)	(15,521)
- interest income	(2,746)	(4,455)	(8,830)	(11,739)
- finance expense	16,065	10,739	44,091	46,842
- income tax expense	699	1,164	4,778	4,479
- share of profit of equity accounted investees, net of tax	(4,351)	(4,072)	(10,344)	(19,914)
- equity-settled share-based payment transactions	849	775	2,356	2,439
Operating cash flow before working capital changes	151,326	257,789	412,100	863,588
Changes in working capital:
- intangible assets	(5,139)	(2,043)	(17,122)	(7,853)
- inventories	4,074	3,498	15,922	9,321
- trade and other receivables	(29,465)	52,346	11,927	21,064
- trade and other payables	(1,806)	(26,511)	23,471	(42,509)
Cash generated from operations	118,990	285,079	446,298	843,611
Income tax paid	(847)	(1,025)	(3,116)	(10,385)
Net cash provided by operating activities	118,143	284,054	443,182	833,226

Cash flows from investing activities
Interest income received	3,772	3,720	8,227	8,707
Loan to joint ventures	(2,306)	(4,172)	(6,059)	(11,916)
Acquisition of other investments	–	–	–	(661)
Equity investment in joint venture	–	(2,217)	(25)	(2,217)
Return of investment in joint venture	1,000	–	1,000	1,360
Purchase of intangible assets	–	–	–	(22)
Proceeds from disposal of property, plant and equipment	18,111	28,657	18,111	28,557
Proceeds from disposal of other investments	–	–	–	2,343
Repayment of loan by joint venture company	9,361	564	16,316	22,540
Purchase of property, plant and equipment	(44,000)	(7,700)	(112,342)	(36,373)
Net cash (used in)/provided by investing activities	(14,062)	18,852	(74,772)	12,318

Cash flows from financing activities
Proceeds from borrowings from external financial institutions	386,000	–	393,000	30,000
Repayment of borrowings to external financial institutions	(186,544)	(15,669)	(217,882)	(79,467)
Repayment of lease liabilities	(332,576)	(41,956)	(424,107)	(179,537)
Payment of financing fees	(5,920)	(210)	(6,409)	(1,085)
Interest paid to external financial institutions	(12,006)	(18,352)	(42,838)	(61,124)
Proceeds from exercise of employee share options	–	6	–	526
Proceeds from settlement of derivatives	2,367	7,922	10,019	23,718
Dividends paid	(60,256)	(207,333)	(125,434)	(506,519)
Purchase of treasury shares	–	–	(27,656)	–
Other finance expense paid	(1,866)	(1,520)	(4,080)	(6,202)
Net cash used in financing activities	(210,801)	(277,112)	(445,387)	(779,690)

Net (decrease)/increase in cash and cash equivalents	(106,720)	25,794	(76,977)	65,854
Cash and cash equivalents at beginning of the financial period	313,311	262,581	283,568	222,521
Cash and cash equivalents at end of the financial period	206,591	288,375	206,591	288,375

Cash and cash equivalents at the end of the financial period consists of:
Cash at bank and on hand	132,489	197,080	132,489	197,080
Cash retained in the commercial pools	74,102	91,295	74,102	91,295
	206,591	288,375	206,591	288,375

HAFNIA QUARTERLY-FINANCIAL-INFORMATION-Q3-2025
Dividend policy

Hafnia will target a quarterly payout ratio of net profit, adjusted for extraordinary items, of:

•	50% payout of net profit if net loan-to-value is above 40%,

•	60% payout of net profit if net loan-to-value is above 30% but equal to or below 40%,

•	80% payout of net profit if net loan-to-value is above 20% but equal to or below 30%, and

•	90% payout of net profit if net loan-to-value is equal to or below 20%

Net loan-to-value is calculated as all debt (excluding debt relating to the pools), including finance lease debt, minus cash (excluding cash retained in the commercial pools), divided by broker vessel values (for 100% owned vessels) and the lower of the market value or purchase price of the Torm Investment. The calculation of net loan-to-value does not include debt or the values of vessels held through our joint ventures.

The final amount of dividend is to be decided by the Board of Directors. In addition to cash dividends, the Company may buy back shares as part of its total distribution to shareholders.

In deciding whether to declare a dividend and determining the dividend amount, the Board of Directors will take into account the Group’s capital requirements, including capital expenditure commitments, financial condition, general business conditions, legal restrictions, and any restrictions under borrowing arrangements or other contractual arrangements in place at the time.

Dividend for Q3

The board has set the quarterly payout ratio at 80% for Q3 2025. This corresponds to a dividend amount of USD 73.2 million or USD 0.1470 per share.

HAFNIA QUARTERLY-FINANCIAL-INFORMATION-Q3-2025
Coverage of earning days

As of 14 November 2025, 71% of the projected total operating days in Q4 2025 were covered at USD 25,610 per day. The tables below show the figures for Q4 2025, the full year figures for 2025 and the full year of 2026.

Hafnia Fleet1

Fleet overview	Q4 2025	2025	2026
Hafnia vessels (average during the period)
LR2	6.0	6.0	6.0
LR1	26.0	25.6	26.0
MR2	53.4	55.2	53.0
Handy[3]	24.0	24.0	24.0
Total	109.4	110.8	109.0

Covered, %
LR2	79%	94%	67%
LR1	61%	87%	6%
MR2	71%	89%	13%
Handy[3]	82%	85%	14%
Total	71%	88%	15%

Covered rates[4], USD per day
LR2	31,385	35,209	29,995
LR1	28,276	27,112	27,157
MR2	24,704	23,750	21,732
Handy[3]	23,803	21,529	22,450
Total	25,610	24,718	24,506

For the week beginning 17 November 2025, Hafnia’s pool earnings4 averaged:
•	USD 39,855 per day for the LR2 vessels
•	USD 30,319 per day for the LR1[5] vessels,
•	USD 25,918 per day for the MR2 vessels,
•	USD 22,031 per day for the Handy[3] vessels.

Joint Venture Fleet6

Fleet overview	Q4 2025	2025	2026
Joint ventures vessels (average during the period)
LR2	4.0	4.0	4.0
LR1	6.0	6.0	6.0
MR	5.0	4.0	5.9
Total	15.0	14.0	15.9

1 Excludes joint ventures vessels.
2 Inclusive of nine IMO II vessels.
3 Inclusive of 18 IMO II vessels.
4 Covered rates and pool earnings do not include any IFRS 15 load to discharge adjustments
5 Excluding vessels trading in our Panamax pool.
6 The figures are presented on a 100% basis. The joint ventures vessels are owned through Hafnia’s 50% participation in the Vista Shipping, H&A Shipping and Ecomar joint ventures.

HAFNIA QUARTERLY-FINANCIAL-INFORMATION-Q3-2025
Coverage of earning days CONTINUED

Fleet overview	Q4 2025	2025	2026
Covered, %
LR2	100%	100%	100%
LR1	63%	88%	-
MR	100%	100%	100%
Total	85%	95%	62%

Covered rates[1], USD per day
LR2	25,691	25,691	25,691
LR1	29,372	28,493	-
MR	20,851	20,076	21,366
Total	24,894	25,110	23,120

Tanker segment results

LR2	Q4 2024	Q1 2025	Q2 2025	Q3 2025
Operating days (owned)	536	540	545	545
Operating days (TC-in)	–	–	–	–
TCE (USD per operating day)[2]	25,772	33,911	38,241	36,527
Spot TCE (USD per operating day)[2]	25,508	33,911	38,596	37,625
TC-out TCE (USD per operating day)[2]	–	–	32,513	31,126
Calendar days (excluding TC-in)	552	540	546	552
OPEX (USD per calendar day)	7,719	7,638	8,299	8,459

LR1	Q4 2024	Q1 2025	Q2 2025	Q3 2025
Operating days (owned)	2,075	2,064	1,988	1,991
Operating days (TC-in)	311	257	182	183
TCE (USD per operating day)[2]	21,266	23,418	28,164	29,229
Spot TCE (USD per operating day)[2]	21,378	23,307	28,216	29,404
TC-out TCE (USD per operating day)[2]	19,641	24,769	27,579	27,367
Calendar days (excluding TC-in)	2,111	2,070	2,093	2,164
OPEX (USD per calendar day)	7,971	8,393	8,989	8,515

MR3	Q4 2024	Q1 2025	Q2 2025	Q3 2025
Operating days (owned)	4,476	4,127	4,362	4,195
Operating days (TC-in)	833	606	620	629
TCE (USD per operating day)[2]	22,274	22,821	22,967	24,785
Spot TCE (USD per operating day)[2]	20,984	21,788	22,157	24,683
TC-out TCE (USD per operating day)[2]	26,985	26,688	25,741	25,080
Calendar days (excluding TC-in)	4,559	4,410	4,459	4,493
OPEX (USD per calendar day)	8,187	8,022	8,085	8,476

Handy[4]	Q4 2024	Q1 2025	Q2 2025	Q3 2025
Operating days (owned)	2,062	1,920	1,757	1,942
Operating days (TC-in)	–	–	–	–
TCE (USD per operating day)[2]	24,620	19,831	19,808	22,648
Spot TCE (USD per operating day)[2]	24,401	19,280	19,169	22,699
TC-out TCE (USD per operating day)[2]	26,856	25,160	25,339	22,289
Calendar days (excluding TC-in)	2,208	2,160	2,184	2,208
OPEX (USD per calendar day)	8,270	7,611	7,456	8,371

1 Covered rates and pool earnings do not include any IFRS 15 load to discharge adjustments.
2 TCE represents gross TCE income after adding back pool commissions; See Non-IFRS Measures in Note 9.
3 Inclusive of IMO II MR vessels and three MR vessels classified as asset held for sale.
4 Inclusive of IMO II Handy vessels.

HAFNIA QUARTERLY-FINANCIAL-INFORMATION-Q3-2025
Notes to the Condensed Consolidated Interim Financial Information

These notes form an integral part of and should be read in conjunction with the accompanying condensed consolidated financial information.

Note 1: Property, plant and equipment

	Right-of-use Assets – Vessels USD’000	Vessels USD’000	Dry docking and scrubbers USD’000	Others USD’000	Total USD’000
At 30 September 2025
Cost	191,073	3,470,070	183,815	1,721	3,846,679
Accumulated depreciation	(171,098)	(1,065,632)	(83,360)	(1,063)	(1,321,153)
Net book value	19,975	2,404,438	100,455	658	2,525,526

	Right-of-use Assets – Vessels USD’000	Vessels USD’000	Dry docking and scrubbers USD’000	Others USD’000	Total USD’000
At 31 December 2024
Cost	221,713	3,510,379	156,844	1,578	3,890,514
Accumulated depreciation	(203,052)	(989,156)	(89,899)	(845)	(1,282,952)
Net book value	18,661	2,521,223	66,945	733	2,607,562

a.
The Group organises the commercial management of its fleet of vessels into nine (2024: ten) individual commercial pools: LR1, Panamax, LR2, MR, Handy, Chemical-MR, Chemical-Handy and Small and City (“Specialized”) (2024: LR1, Panamax, LR2, MR, Handy, Chemical-MR, Chemical-Handy and Small, Intermediate and City (“Specialized”). Each individual commercial pool constitutes a separate cash-generating unit (“CGU”). For vessels outside commercial pools and deployed on a time-charter basis, each of these vessels constitutes a separate CGU. Any time-chartered in vessels which are recognised as right of use (“ROU”) assets by the Group and subsequently deployed in the commercial pools are included as part of the pool CGUs.

The Group evaluates whether there are indications that any vessel as at the reporting date is impaired. If any such indicators of impairment exist, the Group performs impairment testing in accordance with its accounting policy. The estimation of the recoverable amount of vessels is based on the higher of fair value less costs to sell and value in use. The fair value of vessels is determined by professional brokers while the value in use is based on future discounted cash flows that the CGU is expected to generate over its remaining useful life.

Based on this assessment, the Group concluded that there are no impairment losses to be recognised for the 9 months ended 30 September 2025 (9 months ended 30 September 2024: USD Nil).

HAFNIA QUARTERLY-FINANCIAL-INFORMATION-Q3-2025
Note 1: Property, plant and equipment CONTINUED

b.	The Group has mortgaged vessels with a total carrying amount of USD 1,954.7 million as at 30 September 2025 (31 December 2024: USD 2,332.6 million) as security over the Group’s bank borrowings.

c.	There were additions of USD 20.8 million to right-of-use assets – vessels – as at 30 September 2025 (9 months ended 30 September 2024: USD 15.6 million).

d.
As at 30 September 2025, the Group has time chartered-in six MRs and two LR1s with purchase options. These chartered-in vessels are recognised as right-of-use assets.

The Group has firm charters in place up till 2026 for these vessels. The current and next average purchase option price are as follows:

USD’000	Current average purchase option price[1]	Next average purchase option price[2]
LR1	39,833	39,333
MR	30,243	29,860

The time chartered-in days and average time charter rates for these vessels are as follows:

	2025	2026
TC in (Days)[3]
LR1 (with purchase option)	730	425
MR (with purchase option)	2,190	996

Average TC in rate (USD/Day)
LR1 (with purchase option)	19,247	19,450
MR (with purchase option)	16,493	16,717

1 The purchase option price decreases by a fixed amount per year, or on a pro-rata basis based on individual contract terms. Prior notice period of three to four months is required before exercise of options. The value of the purchase options amount to USD 62 million as at the end of the current reporting period.
2 As at the end of the next quarterly financial reporting period.
3 Based on firm charter period and does not include optional periods exercisable by Hafnia.

HAFNIA QUARTERLY-FINANCIAL-INFORMATION-Q3-2025
Note 2: Borrowings

	As at 30 September 2025 USD’000	As at 31 December 2024 USD’000
Current
Bank borrowings	191,289	252,556
Sale and leaseback liabilities (accounted for as financing transaction)	14,583	64,506
Other lease liabilities	18,699	19,233
Total current borrowings	224,571	336,295

Non-current
Bank borrowings	555,790	322,820
Sale and leaseback liabilities (accounted for as financing transaction)	113,896	461,924
Other lease liabilities	267	1,210
Total non-current borrowings	669,953	785,954

Total borrowings	894,524	1,122,249

As at 30 September 2025, bank borrowings consist of eight (31 December 2024: ten) credit facilities from external financial institutions, namely USD 473 million, USD 84 million (DSF), USD 39 million, USD 40 million, USD 303 million, USD 715 million and two borrowing base facilities. These facilities are secured by the Group’s fleet of vessels and receivables.

The USD 473 million facility RCF was partially cancelled and the USD 216 million and USD 84 million facilities were terminated on 21 July and subsequently refinanced into the USD 715 million facility.  The USD 39 million facility RCF matured on 22 August. The table below summarises key information of the bank borrowings:

	Outstanding amount USD m	Maturity date
Facility amount
USD 473 million facility	60.6
- USD 413 million term loan		2026
- USD 60 million revolving credit facility		2026
USD 84 million facility	73.2	2029
USD 39 million facility	13.8
- USD 30 million term loan		2025
USD 40 million facility	33.7	2029
USD 303 million facility	146.0
- USD 303 million revolving credit facility		2029
USD 715 million facility	320.0
- USD 715 million revolving credit facility		2032
Up to USD 175 million borrowing base facility Up to USD 175 million borrowing base facility (with an accordion option of up to USD 75 million)	47.5 58.5	2025

The table below summarises the repayment profile of the bank borrowings:

	For the financial year ended 31 December 2025	For the financial year ended 31 December 2026
Repayment profile USD’000
USD 473 million facility	6,722	53,891
USD 84 million facility	2,158	8,633
USD 39 million facility	13,795	—
USD 40 million facility	718	2,874
USD 303 million facility[1]	—	—
USD 715 million facility[1]	—	—
Up to USD 175 million borrowing base facility[2] Up to USD 175 million borrowing base facility[2] (with an accordion option of up to USD 75 million)	—	—

1 The revolving credit facility does not have fixed repayment terms and is repayable at the discretion of the Group; and to ensure that outstanding amounts will not exceed commitment amounts.
2 The borrowing base facility does not have fixed repayment terms and are repayable when the receivables base decreases below certain thresholds.

HAFNIA QUARTERLY-FINANCIAL-INFORMATION-Q3-2025
Note 2: Borrowings CONTINUED

As at 30 September 2025, bank borrowings of joint ventures consist of ten credit facilities (31 December 2024: ten credit facilities) from external financial institutions (excluded from LTV ratio under key figures). The table below summarises key information of the joint ventures’ bank borrowings:

	Outstanding amount USD m	Maturity date
Facility amount
Vista Shipping joint venture
USD 51.8 million facility	28.1	2031
USD 111.0 million facility	69.8	2032
USD 89.6 million facility	77.1	2033
USD 88.5 million facility	79.9	2031

H&A Shipping joint venture
USD 22.1 million facility	16.2	2026
USD 23.5 million facility	18.0	2028

Ecomar joint venture
Vessel 1 French Tax Lease Arrangement	40.6	2032
Vessel 2 French Tax Lease Arrangement	39.7	2032
Vessel 3 French Tax Lease Arrangement	39.6	2032
Vessel 4 French Tax Lease Arrangement	2.7	2033

	For the financial year ended 31 December 2025	For the financial year ended 31 December 2026
Repayment profile USD’000
Vista Shipping joint venture
USD 51.8 million facility	863	3,453
USD 111.0 million facility	1,850	7,400
USD 89.6 million facility	1,318	5,271
USD 88.5 million facility	1,229	4,917

H&A Shipping joint venture
USD 22.1 million facility	368	15,838
USD 23.5 million facility	368	1,470

Ecomar joint venture
Vessel 1 French Tax Lease Arrangement	—	5,625
Vessel 2 French Tax Lease Arrangement	752	5,544
Vessel 3 French Tax Lease Arrangement	—	6,474
Vessel 4 French Tax Lease Arrangement	—	1,251

As at 30 September 2025, the sale and leaseback liabilities (accounted for as financing transaction) consist of various facilities provided by external leasing houses under sale-and-leaseback contracts. Under these contracts, the vessels were legally sold to external leasing houses and leased back by the Group. The maturity dates of the facilities range from 2029 to 2033.

The carrying amounts relating to the three LR1 vessels were USD 74.5 million (31 December 2024: USD 324.8 million), two CTI vessels were USD 31.0 million (31 December 2024: USD 157.9 million), and other finance leases were USD 26.0 million (31 December 2024: USD 43.7 million).

Carrying amounts and fair values

The carrying values of the bank borrowings and sale and leaseback liabilities (accounted for as financing transaction) approximate their fair values as they are re-priceable at one-to-three-month intervals.

HAFNIA QUARTERLY-FINANCIAL-INFORMATION-Q3-2025
Note 2: Borrowings CONTINUED

Interest rates

The weighted average effective interest rates per annum of total borrowings, excluding the effect of interest rate swaps, at the balance sheet date are as follows:

	As at 30 September 2025	As at 31 December 2024
Bank borrowings	5.8%	6.8%
Sale and leaseback liabilities (accounted for as financing transaction)	5.9%	6.9%

Note 3: Commitments

Operating lease commitments - where the Group is a lessor

The Group leases vessels to non-related parties under non-cancellable operating lease agreements. The Group classifies these leases as operating leases as the Group retains substantially all risks and rewards incidental to ownership of the leased assets.

The undiscounted lease payments1 under these operating leases, to be received after the reporting date are as follows:

USD’000	As at 30 September 2025	As at 31 December 2024
Less than one year	167,021	110,715
One to two years	82,306	42,329
Two to five years	58,288	9,348
	307,615	162,392

Operating lease commitments - where the Group is a lessee

The Group leases vessels from non-related parties under non-cancellable operating lease agreements. The leases have varying terms including options to extend and options to purchase.

The undiscounted lease payments2 under these operating leases, to be paid after the reporting date, are as follows:

USD’000	As at 30 September 2025	As at 31 December 2024
Less than one year	41,818	34,928
One to two years	8,231	2,222
Two to five years	22,014	—
	72,063	37,150

Newbuild and operational funding commitments

The Group has equity interests in joint ventures and is obliged to provide its share of working capital for the joint ventures’ newbuild programme and their operations through either equity contributions or shareholder’s loans.

The future minimum capital contributions to be made at the reporting date but not yet recognised are as follows:

USD’000	As at 30 September 2025	As at 31 December 2024
Less than one year	16,993	52,917
One to two years	—	16,778
	16,993	69,695

1 Excluding variable lease payments.
2 Based on firm charter period and does not include optional periods exercisable by Hafnia

HAFNIA QUARTERLY-FINANCIAL-INFORMATION-Q3-2025
Note 4: Financial information

	Carrying amount				Fair value
	Fair value hedging instruments/ Mandatorily at FVTPL – others USD’000	Financial assets at amortised cost USD’000	FVOCI – equity instruments USD’000	Total USD’000	Level 1 USD’000	Level 2 USD’000	Level 3 USD’000	Total USD’000
At 30 September 2025
Financial assets measured at fair value
Forward foreign exchange contracts	663	—	—	663	—	663	—	663
Forward freight agreements	163	—	—	163	—	163	—	163
Interest rate swaps used for hedging	9,658	—	—	9,658	—	9,658	—	9,658
Other investments	—	—	23,069	23,069	—	—	23,069	23,069
	10,484	—	23,069	33,553

At 30 September 2025
Financial assets not measured at fair value
Loans receivable from joint ventures	—	54,413	—	54,413
Trade and other receivables, and prepayments	—	471,331	—	471,331
Restricted cash	—	10,000	—	10,000
Cash at bank and on hand	—	132,489	—	132,489
Cash retained in the commercial pools	—	74,102	—	74,102
	—	742,335	—	742,335

	Carrying amount			Fair value
	Fair value hedging instruments USD’000	Other financial liabilities USD’000	Total USD’000	Level 1 USD’000	Level 2 USD’000	Level 3 USD’000	Total USD’000
At 30 September 2025
Financial liabilities measured at fair value
Forward foreign exchange contracts	(105)	—	(105)	—	(105)	—	(105)
Forward freight agreements	(4,159)	—	(4,159)	—	(4,159)	—	(4,159)
	(4,264)	—	(4,264)

At 30 September 2025
Financial liabilities not measured at fair value
Bank borrowings	—	(747,079)	(747,079)
Sale and leaseback liabilities (accounted for as financing transaction) and other lease liabilities	—	(147,445)	(147,445)
Trade and other payables	—	(336,239)	(336,239)
	—	(1,230,763)	(1,230,763)

HAFNIA QUARTERLY-FINANCIAL-INFORMATION-Q3-2025
Note 4: Financial information CONTINUED

	Carrying amount				Fair value
	Fair value hedging instruments/ Mandatorily at FVTPL – others USD’000	Financial assets at amortised cost USD’000	FVOCI – equity instruments USD’000	Total USD’000	Level 1 USD’000	Level 2 USD’000	Level 3 USD’000	Total USD’000
At 31 December 2024
Financial assets measured at fair value
Forward freight agreements	1,690	—	—	1,690	—	1,690	—	1,690
Interest rate swaps used for hedging	22,935	—	—	22,935	—	22,935	—	22,935
Other investments	—	—	23,069	23,069	—	—	23,069	23,069
	24,625	—	23,069	47,694

At 31 December 2024
Financial assets not measured at fair value
Loans receivable from joint ventures	—	64,133	—	64,133
Trade and other receivables, and prepayments[1]	—	487,677	—	487,677
Restricted cash	—	13,542	—	13,542
Cash at bank and on hand	—	195,271	—	195,271
Cash retained in the commercial pools	—	88,297	—	88,297
	—	848,920	—	848,920

	Carrying amount			Fair value
	Fair value hedging instruments USD’000	Other financial liabilities USD’000	Total USD’000	Level 1 USD’000	Level 2 USD’000	Level 3 USD’000	Total USD’000
At 31 December 2024
Financial liabilities measured at fair value
Forward foreign exchange contracts	(1,048)	—	(1,048)	—	(1,048)	—	(1,048)
Forward freight agreements	(891)	—	(891)	—	(891)	—	(891)
	(1,939)	—	(1,939)

At 31 December 2024
Financial liabilities not measured at fair value
Bank borrowings	—	(575,376)	(575,376)
Sale and leaseback liabilities (accounted for as financing transaction) and other lease liabilities	—	(546,873)	(546,873)
Trade and other payables	—	(312,839)	(312,839)
	—	(1,435,088)	(1,435,088)

The Group has no Level 1 financial assets or liabilities as at 30 September 2025 and 31 December 2024.

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves. These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity specific estimates. These financial instruments are included in Level 2, as all significant inputs required to fair value an instrument are observable. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments.

1 Excluding prepayments

HAFNIA QUARTERLY-FINANCIAL-INFORMATION-Q3-2025
Note 4: Financial information CONTINUED

If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3. The assessment of the fair value of investments in equity instruments is performed on a quarterly basis based on the latest available data that is reasonably available to the Group.

Level 3 fair values

The Group’s investment in equity instruments measured at FVOCI using Level 3 fair value measurements were valued using market approach based on the Group’s best estimate, which is determined by using information including but not limited to the pricing of recent rounds of financing of the investees and information generated from arm’s-length market transactions involving identical or comparable assets or liabilities. The estimated fair value of the investments would either increase or decrease based on the latest available data that is reasonably available to the Group at each reporting date.

The following table shows a reconciliation from the opening balances to the closing balances of the Group’s investment in equity instruments measured at FVOCI using Level 3 fair value measurements:

	30 September 2025 USD’000	31 December 2024 USD’000
Opening balance	23,069	23,953
Acquisition of equity investments at FVOCI	—	862
Equity investments at FVOCI – net change in fair value	—	1,186
Disposal of other investments	—	(2,932)
Closing balance	23,069	23,069

Note 5: Joint ventures

	As at 30 September 2025 USD’000	As at 31 December 2024 USD’000
Interest in joint ventures	90,928	81,371

a.	Vista Shipping

•
Vista Shipping Pte. Ltd. and its subsidiaries (“Vista Shipping”) is a joint venture in which the Group has joint control and 50% ownership interest. Vista Shipping is domiciled in Singapore and structured as a separate vehicle in shipowning, with the Group having residual interest in its net assets. Accordingly, the Group has classified its interest in Vista Shipping as a joint venture. In accordance with the agreement under which Vista Shipping was established, the Group and the other investor in the joint venture have agreed to provide shareholders’ loans in proportion to their interests to finance the newbuild programme.

HAFNIA QUARTERLY-FINANCIAL-INFORMATION-Q3-2025
Note 5: Joint ventures CONTINUED

•
The following table summarises the financial information of Vista Shipping as included in its own consolidated financial statements. The table also reconciles the summarised financial information to the carrying amount of the Group’s interest in Vista Shipping.

	As at 30 September 2025 USD’000	As at 31 December 2024 USD’000
Percentage ownership interest	50%	50%

Non-current assets	417,320	427,959
Current assets	35,137	63,657
Non-current liabilities	(270,502)	(317,722)
Current liabilities	(29,695)	(45,350)
Net assets (100%)	152,260	128,544

Group’s share of net assets (50%)	76,130	64,272

Revenue	73,034	112,907
Other income	2,102	2,623
Expenses	(51,417)	(73,951)
Profit and total comprehensive income (100%)	23,719	41,579

Profit and total comprehensive income (50%)	11,860	20,790
Adjustment to previously recognised share of profit from prior year	—	35
Group’s share of total comprehensive income (50%)	11,860	20,825

b.	H&A Shipping

•
In July 2021, the Group and Andromeda Shipholdings Ltd (“Andromeda Shipholdings”) entered into a joint venture, H&A Shipping Pte. Ltd. (“H&A Shipping”) in which the Group has joint control and 50% ownership interest. H&A Shipping is domiciled in Singapore and structured as a separate vehicle in shipowning, with the Group having residual interest in its net assets. Accordingly, the Group has classified its interest in H&A Shipping Pte. Ltd. as a joint venture. In accordance with the agreement under which H&A Shipping was established, the Group and the other investor in the joint venture have agreed to provide equity in proportion to their interests to finance the newbuild programme.

•
The following table summarises the financial information of H&A Shipping as included in its own consolidated financial statements. The table also reconciles the summarised financial information to the carrying amount of the Group’s interest in H&A Shipping.

HAFNIA QUARTERLY-FINANCIAL-INFORMATION-Q3-2025
Note 5: Joint ventures CONTINUED

	As at 30 September 2025 USD’000	As at 31 December 2024 USD’000
Percentage ownership interest	50%	50%

Non-current assets	59,140	59,892
Current assets	4,035	5,388
Non-current liabilities	(41,887)	(46,093)
Current liabilities	(4,944)	(4,940)
Net assets (100%)	16,344	14,247

Group’s share of net assets (50%)	8,172	7,124
Shareholder’s loans	5,308	6,308
Alignment of accounting policies	89	1,153
Carrying amount of interest in joint venture	13,569	14,585

Revenue	8,185	11,459
Other income	778	1,866
Expenses	(7,890)	(10,791)
Profit and total comprehensive income (100%)	1,073	2,534

Profit and total comprehensive income (50%)	537	1,267
Adjustment to previously recognised share of profit from prior year	(474)	—
Alignment of accounting policies	(79)	147
Group’s share of total comprehensive (loss)/income (50%)	(16)	1,414

c.	Ecomar

•
In June 2023, the Group and SOCATRA entered into a joint venture, Ecomar Shipholding S.A.S (“Ecomar”), in which the Group has joint control and 50% ownership interest. Ecomar is incorporated in France and structured as a separate vehicle in shipowning, with the Group having residual interest in its net assets. Accordingly, the Group has classified its interest in Ecomar as a joint venture. In accordance with the agreement under which Ecomar was established, the Group and the other investor in the joint venture have agreed to provide shareholders’ loans in proportion to their interests to finance the newbuild programme.

•	During the financial year ended 30 September 2025, Hafnia took delivery of three IMO II – MR vessels through its Ecomar joint venture.

•
The following table summarises the financial information of Ecomar as included in its own consolidated financial statements. The table also reconciles the summarised financial information to the carrying amount of the Group’s interest in Ecomar.

HAFNIA QUARTERLY-FINANCIAL-INFORMATION-Q3-2025
Note 5: Joint ventures CONTINUED

	As at 30 September 2025 USD’000	As at 31 December 2024 USD’000
Percentage ownership interest	50%	50%

Non-current assets	178,466	68,964
Current assets	11,546	4,928
Non-current liabilities	(170,367)	(77,032)
Current liabilities	(27,707)	—
Net liabilities (100%)	(8,062)	(3,140)

Group’s share of net liabilities (50%)	(4,031)	(1,570)
Unrecognised share of losses	4,031	1,633
Translation reserve	—	(63)
Carrying amount of interest in joint venture	—	—

Revenue	14,783	—
Other income	9,321	32
Expenses	(28,939)	(3,321)
Loss and total comprehensive loss (100%)	(4,835)	(3,289)

Loss and total comprehensive loss (50%)	(2,418)	(1,645)
Adjustment to previously recognised share of loss from prior period	95	—
Unrecognised share of loss for the current period	2,323	1,633
Group’s share of total comprehensive loss (50%)	—	(12)

d.	Complexio

•
In March 2023, the Group and Simbolo Holdings Limited entered into a share purchase agreement where the Group purchased 50% of Class A shares (with voting rights) in Quintessential AI Limited (“Q-AI”). As a result of the transaction, the Group has joint control (with Simbolo Holdings having the remainder of Class A shares) of Q-AI; with a 30.5% ownership interest. Q-AI is incorporated in London and operates in the software development industry. Accordingly, the Group has classified its interest in Q-AI as a joint venture.

•	The Company was renamed to Complexio Limited (“Complexio”) on 1 May 2024.

HAFNIA QUARTERLY-FINANCIAL-INFORMATION-Q3-2025
Note 5: Joint ventures CONTINUED

•
The following table summarises the financial information of Complexio as included in its own consolidated financial statements. The table also reconciles the summarised financial information to the carrying amount of the Group’s interest in Complexio.

	As at 30 September 2025 USD’000	As at 31 December 2024 USD’000
Percentage ownership interest	30.5%	30.5%

Non-current assets	7,584	4,262
Current assets	4,306	4,635
Current liabilities	(14,569)	(653)
Net (liabilities)/assets (100%)	(2,679)	8,244

Group’s share of net (liabilities)/assets (30.5%)	(817)	2,514

Unrecognised share of losses	780	—
Translation reserve	37	—
Carrying amount of interest in joint venture	—	—

Revenue	919	647
Other income	—	85
Expenses	(12,340)	(8,288)
Loss and total comprehensive loss (100%)	(11,421)	(7,556)

Loss and total comprehensive loss (30.5%)	(3,483)	(2,304)
Unrecognised share of losses	780	—
Gain on dilution	—	592
Group’s share of total comprehensive loss (30.5%)	(2,703)	(1,712)

HAFNIA QUARTERLY-FINANCIAL-INFORMATION-Q3-2025
Note 5: Joint ventures CONTINUED

e.	Seascale

•
In March 2025, the Group and Cargill entered into a joint arrangement, Seascale Energy Pte Ltd (“Seascale”), in which the Group has joint control and 50% ownership interest. Seascale is incorporated in Singapore and provides bunker procurement services.  Accordingly, the Group has classified its interest in Seascale as a joint venture.

•
The following table summarises the financial information of Seascale as included in its own consolidated financial statements. The table also reconciles the summarised financial information to the carrying amount of the Group’s interest in Seascale.

As at 30 September 2025 USD’000
Percentage ownership interest	50%

Current assets	5,136
Current liabilities	(2,679)
Net assets (100%)	2,457

Group’s share of net assets (50%)	1,229

Revenue	5,253
Other income	12
Expenses	(2,859)
Profit and total comprehensive income (100%)	2,406

Group’s share of total comprehensive income (50%)	1,203

HAFNIA QUARTERLY-FINANCIAL-INFORMATION-Q3-2025
Note 6: Segment information

For the 3 months ended 30 September 2025	LR2[1] USD’000	LR1[2] USD’000	MR3 USD’000	Handy[4] USD’000	Total USD’000
Revenue (Hafnia Vessels and TC Vessels)	28,392	95,202	176,189	66,722	366,505
Revenue (External Vessels in Disponent-Owner Pools)	22,922	57,039	118,813	21,603	220,377
Voyage expenses (Hafnia Vessels and TC Vessels)	(8,498)	(31,663)	(56,638)	(22,706)	(119,505)
Voyage expenses (External Vessels in Disponent-Owner Pools)	(7,604)	(20,976)	(43,177)	(8,483)	(80,240)
Pool distributions for External Vessels in Disponent-Owner Pools	(15,319)	(36,063)	(75,637)	(13,118)	(140,137)
TCE Income[5]	19,893	63,539	119,550	44,018	247,000

Other operating income	1,543	1,363	2,418	1,023	6,347
Vessel operating expenses	(4,242)	(16,883)	(34,938)	(17,153)	(73,216)
Technical management expenses	(429)	(1,543)	(3,146)	(1,328)	(6,446)
Charter hire expenses	–	(1,439)	(6,550)	–	(7,989)

Adjusted EBITDA[5]	16,765	45,037	77,334	26,560	165,696
Depreciation charge	(3,139)	(13,546)	(25,103)	(10,106)	(51,894)
					113,802
Unallocated					(21,600)
Profit before income tax					92,202

For the 9 months ended 30 September 2025	LR2[1] USD’000	LR1[2] USD’000	MR3 USD’000	Handy[4] USD’000	Total USD’000
Revenue (Hafnia Vessels and TC Vessels)	86,707	274,947	503,218	188,540	1,053,412
Revenue (External Vessels in Disponent-Owner Pools)	53,609	166,286	357,173	58,467	635,535
Voyage expenses (Hafnia Vessels and TC Vessels)	(27,694)	(95,934)	(161,227)	(71,648)	(356,503)
Voyage expenses (External Vessels in Disponent-Owner Pools)	(19,697)	(62,043)	(145,650)	(22,022)	(249,412)
Pool distributions for External Vessels in Disponent-Owner Pools	(33,913)	(104,243)	(211,524)	(36,443)	(386,123)
TCE Income[5]	59,012	179,013	341,990	116,894	696,909

Other operating income	2,943	3,939	7,681	4,859	19,422
Vessel operating expenses	(12,123)	(50,133)	(100,496)	(47,239)	(209,991)
Technical management expenses	(1,203)	(4,479)	(9,017)	(3,966)	(18,665)
Charter hire expenses	–	(5,388)	(19,377)	–	(24,765)

Adjusted EBITDA[5]	48,629	122,952	220,781	70,548	462,910
Depreciation charge	(9,316)	(39,532)	(75,527)	(27,876)	(152,251)
					310,659
Unallocated					(75,853)
Profit before income tax					234,806

1 Vessels between 85,000 DWT and 124,999 DWT in size and provides transportation of clean petroleum oil products.
2 Vessels between 55,000 DWT and 84,999 DWT in size and provides transportation of clean and dirty petroleum products.
3 Vessels between 40,000 DWT and 54,999 DWT in size and provides transportation of clean and dirty oil products, vegetable oil and easy chemicals; inclusive of IMO II vessels
4 Vessels between 25,000 DWT and 39,999 DWT in size and provides transportation of clean and dirty oil products, vegetable oil and easy chemicals; inclusive of IMO II vessels
5 See Non-IFRS Measures in Note 9.

HAFNIA QUARTERLY-FINANCIAL-INFORMATION-Q3-2025
Note 6: Segment information CONTINUED

For the 3 months ended 30 September 2024	LR2[1] USD’000	LR1[2] USD’000	MR3 USD’000	Handy[4] USD’000	Total USD’000
Revenue (Hafnia Vessels and TC Vessels)	29,994	129,590	240,598	97,699	497,881
Revenue (External Vessels in Disponent-Owner Pools)	18,330	80,234	100,917	22,361	221,842
Voyage expenses (Hafnia Vessels and TC Vessels)	(8,305)	(37,023)	(61,709)	(29,292)	(136,329)
Voyage expenses (External Vessels in Disponent-Owner Pools)	(7,323)	(31,488)	(35,249)	(6,264)	(80,324)
Pool distributions for External Vessels in Disponent-Owner Pools	(11,007)	(48,746)	(65,668)	(16,097)	(141,518)
TCE Income[5]	21,689	92,567	178,889	68,407	361,552

Other operating income	247	1,588	2,065	962	4,862
Vessel operating expenses	(3,959)	(16,167)	(33,439)	(16,658)	(70,223)
Technical management expenses	(519)	(1,901)	(3,563)	(1,319)	(7,302)
Charter hire expenses	–	(2,054)	(13,404)	–	(15,458)

Adjusted EBITDA[5]	17,458	74,033	130,548	51,392	273,431
Depreciation charge	(3,607)	(14,866)	(26,561)	(8,411)	(53,445)
					219,986
Unallocated					(3,187)
Profit before income tax					216,799

For the 9 months ended 30 September 2024	LR2[1] USD’000	LR1[2] USD’000	MR3 USD’000	Handy[4] USD’000	Total USD’000
Revenue (Hafnia Vessels and TC Vessels)	102,404	447,814	738,253	294,260	1,582,731
Revenue (External Vessels in Disponent-Owner Pools)	75,237	265,313	338,178	74,279	753,007
Voyage expenses (Hafnia Vessels and TC Vessels)	(22,512)	(118,128)	(193,200)	(91,230)	(425,070)
Voyage expenses (External Vessels in Disponent-Owner Pools)	(29,426)	(84,664)	(111,652)	(23,065)	(248,807)
Pool distributions for External Vessels in Disponent-Owner Pools	(45,811)	(180,649)	(226,526)	(51,214)	(504,200)
TCE Income[5]	79,892	329,686	545,053	203,030	1,157,661

Other operating income	1,665	5,622	8,941	3,305	19,533
Vessel operating expenses	(11,916)	(49,589)	(99,285)	(48,125)	(208,915)
Technical management expenses	(1,394)	(5,395)	(9,886)	(3,953)	(20,628)
Charter hire expenses	–	(6,770)	(29,881)	–	(36,651)

Adjusted EBITDA[5]	68,247	273,554	414,942	154,257	911,000
Depreciation charge	(10,531)	(44,382)	(81,847)	(24,912)	(161,672)
					749,328
Unallocated					(50,446)
Profit before income tax					698,882

1 Vessels between 85,000 DWT and 124,999 DWT in size and provides transportation of clean petroleum oil products.
2 Vessels between 55,000 DWT and 84,999 DWT in size and provides transportation of clean and dirty petroleum products.
3 Vessels between 40,000 DWT and 54,999 DWT in size and provides transportation of clean and dirty oil products, vegetable oil and easy chemicals; inclusive of IMO II vessels
4 Vessels between 25,000 DWT and 39,999 DWT in size and provides transportation of clean and dirty oil products, vegetable oil and easy chemicals; inclusive of IMO II vessels
5 See Non-IFRS Measures in Note 9.

HAFNIA QUARTERLY-FINANCIAL-INFORMATION-Q3-2025
Note 7: Subsequent events

From 10 October to 6 November 2025, the Group exercised purchase options on two of its existing sale-and -leaseback financings with ICBC Leasing and two of its existing sale-and-leaseback financings with CMB Financial Leasing. These transactions were accounted for as an extinguishment of existing sales and leaseback liabilities (accounted for as financing transactions).

On 8 October 2025, the Group sold and delivered a MR vessel, Hafnia Lupus to an external party.

On 14 October 2025, the Group took delivery of a MR newbuild, Hokkaido, from Hyundai Mipo under a long-term time charter.

On 6 November 2025, the Group sold and delivered a MR vessel, Hafnia Nordica to an external party.

On 24 November 2025, the Group sold and delivered a MR vessel, Hafnia Taurus to an external party.

On 24 November 2025, the 39 million facility was terminated upon maturity and fully repaid.

HAFNIA QUARTERLY-FINANCIAL-INFORMATION-Q3-2025
Note 8: Fleet list

Vessel	DWT	Year Built	Type	Vessel	DWT	Year Built	Type
Hafnia Bering	39,067	Apr-15	Handy	Hafnia Neso	109,990	Jul-19	LR2
Hafnia Magellan	39,067	May-15	Handy	Hafnia Thalassa	109,990	Sep-19	LR2
Hafnia Malacca	39,067	Jul-15	Handy	Hafnia Triton	109,990	Oct-19	LR2
Hafnia Soya	39,067	Nov-15	Handy	Hafnia Languedoc[1]	109,999	Mar-23	LR2
Hafnia Sunda	39,067	Sep-15	Handy	Hafnia Larvik[1]	109,999	Oct-23	LR2
Hafnia Torres	39,067	May-16	Handy	Hafnia Loire[1]	109,999	May-23	LR2
Hafnia Kallang	74,189	Jan-17	LR1	Hafnia Lillesand[1]	109,999	Feb-24	LR2
Hafnia Shannon	74,189	Aug-17	LR1	Beagle[2]	49,850	Mar-19	MR
Hafnia Seine	74,998	May-08	LR1	Boxer[2]	49,852	Jun-19	MR
Hafnia Shinano	74,998	Oct-08	LR1	Basset[2]	49,875	Nov-19	MR
Hafnia Tagus	74,151	Mar-17	LR1	Bulldog[2]	49,856	Feb-20	MR
Hafnia Yangtze	74,996	Jan-09	LR1	Hafnia Bobcat	49,999	Aug-14	MR
Hafnia Yarra	74,189	Jul-17	LR1	Hafnia Cheetah	49,999	Feb-14	MR
Hafnia Zambesi	74,995	Jan-10	LR1	Hafnia Cougar	49,999	Jan-14	MR
Hafnia Africa	74,539	May-10	LR1	Hafnia Eagle	49,999	Jul-15	MR
Hafnia Asia	74,490	Jun-10	LR1	Hafnia Egret	49,999	Nov-14	MR
Hafnia Australia	74,539	May-10	LR1	Hafnia Falcon	49,999	Feb-15	MR
Hafnia Hong Kong[1]	74,999	Jan-19	LR1	Hafnia Hawk	49,999	Jun-15	MR
Hafnia Shanghai[1]	74,999	Jan-19	LR1	Hafnia Jaguar	49,999	Mar-14	MR
Hafnia Guangzhou[1]	74,999	Jul-19	LR1	Hafnia Kestrel	49,999	Aug-15	MR
Hafnia Beijing[1]	74,999	Oct-19	LR1	Hafnia Leopard	49,999	Jan-14	MR
Sunda[2]	79,902	Jul-19	LR1	Hafnia Lioness	49,999	Jan-14	MR
Karimata[2]	79,885	Aug-19	LR1	Hafnia Lynx	49,999	Nov-13	MR
Hafnia Shenzhen[1]	74,999	Aug-20	LR1	BW Merlin	49,999	Sep-15	MR
Hafnia Nanjing[1]	74,999	Jan-21	LR1	Hafnia Myna	49,999	Oct-15	MR
Hafnia Excelsior	74,665	Jan-16	LR1	Hafnia Osprey	49,999	Oct-15	MR
Hafnia Executive	74,319	May-16	LR1	Hafnia Panther	49,999	Jun-14	MR
Hafnia Prestige	74,996	Nov-16	LR1	Hafnia Petrel	49,999	Jan-16	MR
Hafnia Providence	74,996	Aug-16	LR1	Hafnia Puma	49,999	Nov-13	MR
Hafnia Pride	74,997	Jul-16	LR1	Hafnia Raven	49,999	Nov-15	MR
Hafnia Excellence	74,613	May-16	LR1	Hafnia Swift	49,999	Jan-16	MR
Hafnia Exceed	74,664	Feb-16	LR1	Hafnia Tiger	49,999	Mar-14	MR
Hafnia Expedite	74,634	Jan-16	LR1	BW Wren	49,999	Mar-16	MR
Hafnia Express	74,663	May-16	LR1	Hafnia Ane	49,999	Nov-15	MR
Hafnia Excel	74,547	Nov-15	LR1	Hafnia Crux	49,999	Feb-12	MR
Hafnia Precision	74,996	Oct-16	LR1	Hafnia Daisy	49,999	Aug-16	MR
Hafnia Experience	74,669	Mar-16	LR1	Hafnia Henriette	49,999	Jun-16	MR
Hafnia Pioneer	81,305	Jun-13	LR1	Hafnia Kirsten	49,999	Jan-17	MR
Hafnia Despina	109,990	Jan-19	LR2	Hafnia Lene	49,999	Jul-15	MR
Hafnia Galatea	109,990	Mar-19	LR2	Hafnia Leo	49,999	Nov-13	MR
Hafnia Larissa	109,990	Apr-19	LR2	Hafnia Libra	49,999	May-13	MR

1 50% owned through the Vista Shipping Joint Venture
2 Time chartered in vessel

HAFNIA QUARTERLY-FINANCIAL-INFORMATION-Q3-2025
Note 8: Fleet list CONTINUED

Vessel	DWT	Year Built	Type
Hafnia Lise	49,875	Sep-16	MR
Hafnia Lotte	49,999	Jan-17	MR
Hafnia Lupus[4]	49,999	Apr-12	MR
Hafnia Mikala	49,999	May-17	MR
Hafnia Nordica[4]	53,520	Mar-10	MR
Hafnia Phoenix	49,999	Jul-13	MR
Hafnia Taurus[4]	49,999	Jun-11	MR
Hafnia Andrea	49,999	Jun-15	MR
Hafnia Caterina	49,999	Aug-15	MR
Orient Challenge[1]	49,972	Jun-17	MR
Orient Innovation[1]	49,997	Jul-17	MR
Yellow Stars[2]	49,999	Jul-21	MR
PS Stars[2]	49,999	Jan-22	MR
Hafnia Almandine	38,506	Feb-15	IMO II – Handy
Hafnia Amber	38,506	Feb-15	IMO II – Handy
Hafnia Amethyst	38,506	Mar-15	IMO II – Handy
Hafnia Ametrine	38,506	Apr-15	IMO II – Handy
Hafnia Aventurine	38,506	Apr-15	IMO II – Handy
Hafnia Andesine	38,506	May-15	IMO II – Handy
Hafnia Aronaldo	38,506	Jun-15	IMO II – Handy
Hafnia Aquamarine	38,506	Jun-15	IMO II – Handy
Hafnia Axinite	38,506	Jul-15	IMO II – Handy
Hafnia Amessi	38,506	Jul-15	IMO II – Handy
Hafnia Azotic	38,506	Sep-15	IMO II – Handy
Hafnia Amazonite	38,506	May-15	IMO II – Handy
Hafnia Ammolite	38,506	Aug-15	IMO II – Handy
Hafnia Adamite	38,506	Sep-15	IMO II – Handy
Hafnia Aragonite	38,506	Oct-15	IMO II – Handy
Hafnia Azurite	38,506	Aug-15	IMO II – Handy
Hafnia Alabaster	38,506	Nov-15	IMO II – Handy
Hafnia Achroite	38,506	Jan-16	IMO II – Handy
Hafnia Turquoise	49,516	Apr-16	IMO II – MR
Hafnia Topaz	49,561	Jul-16	IMO II – MR
Hafnia Tourmaline	49,513	Oct-16	IMO II – MR
Hafnia Tanzanite	49,478	Nov-16	IMO II – MR
Hafnia Viridian	49,126	Jan-15	IMO II – MR
Hafnia Violette	49,126	Mar-15	IMO II – MR
Hafnia Atlantic	49,641	Dec-17	IMO II – MR
Hafnia Pacific	49,686	Dec-17	IMO II – MR
Hafnia Valentino	49,126	May-15	IMO II – MR
Ecomar Gascogne[3]	49,776	Jan-25	IMO II – MR
Ecomar Guyenne[3]	49,763	May-25	IMO II – MR
Ecomar Garonne[3]	49,696	Jul-25	IMO II – MR

1 Time chartered in vessel
2 50% owned through the H&A Shipping Joint Venture
3 50% owned through the Ecomar Joint Venture
4 Classified as an asset held for sale.

HAFNIA QUARTERLY-FINANCIAL-INFORMATION-Q3-2025
Note 9: Non-IFRS measures

Throughout this Quarterly Financial Information Q3 2025, we provide a number of key performance indicators used by our management and often used by competitors in our industry.

Adjusted EBITDA

“Adjusted EBITDA” is a non-IFRS financial measure and as used herein represents earnings before financial income and expenses, depreciation, impairment, amortization and taxes. Adjusted EBITDA additionally includes adjustments for gain/(loss) on disposal of vessels and/or subsidiaries, share of profit and loss from equity accounted investments, interest income and interest expense, capitalised financing fees written off and other finance expenses. Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as lenders, to assess our operating performance as well as compliance with the financial covenants and restrictions contained in our financing agreements.

We believe that Adjusted EBITDA assists management and investors by increasing comparability of our performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects of interest, depreciation, impairment, amortization and taxes. These are items that could be affected by various changing financing methods and capital structure which may significantly affect profit/(loss) between periods. Including Adjusted EBITDA as a measure benefits investors in selecting between investment alternatives.

Adjusted EBITDA is a non-IFRS financial measure and should not be considered as an alternative to net income or any other measure of our financial performance calculated in accordance with IFRS. Adjusted EBITDA excludes some, but not all, items that affect profit/(loss) and these measures may vary among other companies. Adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies.

Reconciliation of Non-IFRS measures

The following table sets forth a reconciliation of Adjusted EBITDA to profit/(loss) for the financial period, the most comparable IFRS financial measure, for the periods ended 30 September 2025 and 30 September 2024.

	For the 3 months ended 30 September 2025 USD’000	For the 3 months ended 30 September 2024 USD’000	For the 9 months ended 30 September 2025 USD’000	For the 9 months ended 30 September 2024 USD’000
Profit for the financial period	91,503	215,635	230,028	694,403
Income tax expense	699	1,164	4,778	4,479
Depreciation charge of property, plant and equipment	51,969	53,516	152,471	161,904
Amortisation charge of intangible assets	107	108	319	695
Gain on disposal of assets	(2,769)	(15,621)	(2,769)	(15,521)
Share of profit of equity-accounted investees, net of tax	(4,351)	(4,072)	(10,344)	(19,914)
Interest income	(2,746)	(4,455)	(8,830)	(11,739)
Interest expense	9,992	9,688	36,828	38,730
Capitalised financing fees written off	1,528	406	2,320	2,069
Other finance expense	4,545	645	4,943	6,043
Adjusted EBITDA	150,477	257,014	409,744	861,149

Time charter equivalent (or “TCE”)

TCE (or TCE income) is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., voyage charters and time charters) under which the vessels may be employed between the periods. We define TCE income as income from time charters and voyage charters (including income from Pools, as described above) for our Hafnia Vessels and TC Vessels less voyage expenses (including fuel oil, port costs, brokers’ commissions and other voyage expenses).

HAFNIA QUARTERLY-FINANCIAL-INFORMATION-Q3-2025
Note 9: Non-IFRS measures CONTINUED

We present TCE income per operating day, a non-IFRS measure, as we believe it provides additional meaningful information in conjunction with revenues, the most directly comparable IFRS measure, because it assists management in making decisions regarding the deployment and use of our Hafnia Vessels and TC Vessels and in evaluating their financial performance. Our calculation of TCE income may not be comparable to that reported by other shipping companies.

Reconciliation of Non-IFRS measures

The following table reconciles our revenue (Hafnia Vessels and TC Vessels), the most directly comparable IFRS financial measure, to TCE income per operating day.

(in USD’000 except operating days and TCE income per operating day)	For the 3 months ended 30 September 2025	For the 3 months ended 30 September 2024	For the 9 months ended 30 September 2025	For the 9 months ended 30 September 2024
Revenue (Hafnia Vessels and TC Vessels)	366,505	497,889	1,053,412	1,582,779
Revenue (External Vessels in Disponent-Owner Pools)	220,377	221,842	635,535	753,007
Less: Voyage expenses (Hafnia Vessels and TC Vessels)	(119,505)	(136,331)	(356,503)	(425,060)
Less: Voyage expenses (External Vessels in Disponent-Owner Pools)	(80,240)	(80,324)	(249,412)	(248,807)
Less: Pool distributions for External Vessels in Disponent-Owner Pools	(140,137)	(141,518)	(386,123)	(504,200)
TCE income	247,000	361,558	696,909	1,157,719
Operating days	9,485	10,776	28,453	31,867
TCE income per operating day	26,040	33,549	24,493	36,330

Revenue, voyage expenses and pool distributions in relation to External Vessels in Disponent-Owner Pools nets to zero, and therefore the calculation of TCE income is unaffected by these items:

(in USD’000 except operating days and TCE income per operating day)	For the 3 months ended 30 September 2025	For the 3 months ended 30 September 2024	For the 9 months ended 30 September 2025	For the 9 months ended 30 September 2024
Revenue (Hafnia Vessels and TC Vessels)	366,505	497,889	1,053,412	1,582,779
Less: Voyage expenses (Hafnia Vessels and TC Vessels)	(119,505)	(136,331)	(356,503)	(425,060)
TCE income	247,000	361,558	696,909	1,157,719
Operating days	9,485	10,776	28,453	31,867
TCE income per operating day	26,040	33,549	24,493	36,330

‘TCE income’ as used by management is therefore only illustrative of the performance of the Hafnia Vessels and the TC Vessels; not the External Vessels in our Pools.

For the avoidance of doubt, in all instances where we use the term “TCE income” and it is not succeeded by “(voyage charter)”, we are referring to TCE income from revenue and voyage expenses related to both voyage charter and time charter.

1 Operating days are defined as the total number of days (including waiting time) in a period during which each vessel is owned, partly owned, operated under a bareboat arrangement (including sale and lease-back) or time chartered-in, net of technical off-hire days. Total operating days stated in the quarterly financial information include operating days for TC Vessels.